

April 22, 2014

Via E-mail
Mr. R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, WI 53209

    Re: **Johnson Controls, Inc.**
           Form 10-K
           Filed November 21, 2013
           File No. 1-5097

Dear Mr. McDonald:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Melissa N. Rocha

                         Melissa N. Rocha
                         Senior Assistant Chief Accountant